Exhibit 3.1 (xix)

CERTIFICATE OF FORMATION

OF

COTT USA FINANCE LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, pursuant to the Delaware Limited Liability Company Act, 18 Del. Code. §18-101, et seq., hereby certifies that:

FIRST. The name of the limited liability company is:

Cott USA Finance LLC

SECOND. The address of the registered office of the limited liability company in the State of Delaware is 103 Foulk Road, Suite 200, Wilmington, County of New Castle, Delaware 19803, and the name and address of the registered agent for service of process required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are CSC Entity Services, LLC, 103 Foulk Road, Suite 200, Wilmington, County of New Castle, Delaware 19803.

IN WITNESS WHEREOF, the undersigned, has executed this Certificate of Formation on March 8, 2007.

/s/ Michael S. Etkins
Authorized Person